Filed pursuant to Rule 424(b)(3)

Registration No. 333-271826

SUPPLEMENT NO. 2

(to proxy statement/prospectus/information statement

dated September 5, 2023)

VASCULAR BIOGENICS LTD.

This Supplement No. 2 to the proxy statement/prospectus/information statement of Vascular Biogenics Ltd. (“VBL”) dated September 5, 2023 (the “Original Prospectus”) is being filed solely for the purpose of supplementing and updating the information contained in the Original Prospectus, relating to VBL Proposal No. 10: Advisory Approval of the VB-601 Asset Sale.

Following the execution of the term sheet between Vascular Biogenics (“VBL”) and Wellbeing Group Ltd. (“Wellbeing”) on June 30, 2023 (as amended on July 25, 2023) (the “Term Sheet”), the parties negotiated a definitive asset purchase agreement (the “Asset Purchase Agreement”) for the sale of VB-601 and MOSPD2 related assets (the “VB-601 Asset”), which is attached as Exhibit A to this supplement. VBL entered into the Asset Purchase Agreement on October 1, 2023. As provided in the Original Prospectus, although the circumstances of the VB-601 Asset Sale do not require the approval of the shareholders under Israeli law, VBL does not intend to consummate the VB-601 Asset sale if VBL shareholders do not approve the sale.

It is hereby clarified that the Original Prospectus is supplemented such that VBL Proposal No. 10: Advisory Approval of the VB-601 Asset Sale would approve the sale of the VB-601 Asset on the basis of the Asset Purchase Agreement (included as Exhibit A hereto), the material terms of which are summarized in this supplement, in lieu of the Term Sheet.

The following summary of the Asset Purchase Agreement is not intended to be a complete discussion of the Asset Purchase Agreement and is qualified in its entirety by reference to the full text of the Asset Purchase Agreement, attached hereto as Exhibit A.

Under the Asset Purchase Agreement, Immunewalk Therapeutics Inc. (“Immunewalk”) an assignee of Wellbeing, agreed to pay an upfront cash payment of $250,000 to VBL at the closing and additional payments of up to $4.75 million upon the achievement of clinical and commercial milestones by Immunewalk, its Affiliates or Licensees (as such terms are defined in the Asset Purchase Agreement). Immunewalk also agreed to pay a low to mid-single digit percentage tiered royalty on aggregate annual Net Sales by Immunewalk or any of its Affiliates above $50 million, for the sale of Covered Products (as defined in the Asset Purchase Agreement). The Asset Purchase Agreement also clarified that in cases where Immunewalk licenses any of the VB-601 Assets, VBL is entitled to receive a low-teen digit percentage of the License Fees actually received by Immunewalk from a Licensee with respect to Net Sales of such Licensee and adjusted the definition of Net Sales in the Asset Purchase Agreement. In addition, the parties further agreed that in the event of an asset sale by Immunewalk, the royalty rates shall be adjusted as set forth in the Asset Purchase Agreement.

Capitalized terms used and not otherwise defined herein shall bear the respective meanings ascribed to them in the Asset Purchase Agreement.

Shareholders of VBL who have already cast their vote with respect to VBL Proposal No. 10: Advisory Approval of the VB-601 Asset Sale, and who following the filing of this supplement, wish to change their original vote, are hereby requested to follow the instructions set forth under the Original Prospectus.

Other than as set forth in this supplement and the Supplement No. 1 to the proxy statement/prospectus/information statement dated September 18, 2023 (“Supplement No. 1”), the information contained in the Original Prospectus, including the proposals described therein, remains unchanged. On or about September 5, 2023, VBL mailed the Original Prospectus to holders of record of its ordinary shares as of the close of business on September 5, 2023. This supplement should be read in conjunction with the Original Prospectus and Supplement No. 1, which contain important information about VBL, the Meeting and the proposals on which shareholders are being asked to vote at the Meeting, including, without limitation, those proposals relating to the proposed business combination contemplated by the Agreement and Plan of Merger dated February 22, 2023, as may be amended from time to time, by and among VBL, Vibrant Merger Sub, Inc., and Notable Labs, Inc. If there is any inconsistency between the information in the Original Prospectus and/or Supplement No. 1 and this supplement, you should rely on the information in this supplement. VBL urges you to read the Original Prospectus and Supplement No. 1 carefully.

The date of this supplement is October 2, 2023

Exhibit A

Execution Copy

ASSET PURCHASE AGREEMENT

by and between

[Immunewalk THERAPEUTICS Inc.].

and

Vascular Biogenics Ltd.

Dated as of October 1, 2023

This ASSET PURCHASE AGREEMENT (this “Agreement”), dated as of October 1, 2023 (the “Effective Date”), by and between Vascular Biogenics Ltd. an Israeli company (“Seller”), with its registered offices at 8 Hasatat Street, Modi’in, Israel and Immunewalk Therapeutics Inc., a Delaware company (“Buyer”), with its registered offices at 1 Blue Hill Plaza, Suite 1509, Pearl River, NY 10965. The Seller and the Buyer may be individually referred to as a “Party” and collectively as the “Parties”.

W I T N E S S E T H:

Whereas,	the Buyer desires to purchase from the Seller, and the Seller desires to sell to the Buyer, the Assets upon the terms and subject to the conditions of this Agreement (collectively, the “Transactions”);

NOW, THEREFORE, in consideration of the premises and of the mutual covenants of the Parties, it is hereby agreed as follows:

For purposes of this Agreement:

“Action” means any action, claim, suit, litigation, proceeding, labor dispute, arbitral action, governmental audit, inquiry, criminal prosecution or unfair labor practice charge or complaint.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under direct or indirect common control with, such Person. For the purposes of this definition, “control,” when used with respect to any Person, means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative of the foregoing.

“Agreement” has the meaning set forth in the preamble.

“Assets” shall mean all of the Seller’s rights, title and interest in, to and under:

1.	(i) the patents and patent applications listed on Exhibit A (“Assigned Patents”), (ii) all other patents and patent applications that are owned by Seller and that are directly related to the Program; and (iii) any foreign counterparts of patents and applications referenced in clauses (i), and (ii).

2.	All technical, scientific and other data, know-how and information, including trade secrets, specifications, biological, chemical, pharmacological, toxicological, pharmaceutical, physical and analytical, pre-clinical, clinical, safety, manufacturing and quality control data and information, including study designs and protocols, assays and biological methodology, in each case (whether or not confidential, proprietary, patented or patentable) in written, electronic or any other form now known or developed that is owned by Seller as of the Effective Date that is directly related to any Program asset.

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3.	Assignment of all Assigned Contracts Assigned Contracts and all rights of Seller thereunder;

4.	All inventory and supplies of GMP and non-GMP materials owned by Seller directly in connection with the Program;

5.	All equipment, instruments and consumables that are owned by Seller directly in connection with the Program;

6.	All regulatory filings, permits, marketing authorizations, and approvals directly related to the Program;

7.	All other assets that are owned by Seller directly in connection with the Program; and

8.	All goodwill related to the foregoing.

9.	All Proprietary Rights directly related to the Program.

The Assets shall include (but shall not be limited to) the assets detailed in Exhibit B.

“Assigned Contracts” means supply agreements, service agreements, and other contracts to which Seller is a party and that directly relate to the Program.

“Assumed Liabilities” has the meaning set forth in Section 2.

“Business Day” means any day other than (a) a Friday, Saturday or Sunday or (b) a day on which banking institutions located in Israel and the U.S. are permitted or required by applicable Law or governmental decree, to remain closed.

“Calendar Quarter” means the respective periods of 3 consecutive calendar months ending on March 31, June 30, September 30 or December 31.

“Calendar Year” means the twelve (12) month period from January 1st to December 31st, inclusive.

“Closing” means the consummation of the Transactions.

“Closing Date” means October 19, 2023.

“Combination Product(s)” means a product that comprises or contains a Covered Product and an Other Component packaged together or separately but sold together as a single product or a bundled product.

“Other Component” shall mean any other active ingredient(s), product, device and/or component that is also sold as a separate product on a standalone basis.

“Court Order” means any judgment, decision, consent decree, injunction, ruling or order of any federal, state, local or foreign court or other Governmental Entity that is binding on any Person or its property under any applicable Regulation.

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“Covered Product” has the meaning set forth in Section 4.3.

“Encumbrance” means any claim, lien, pledge, option, charge, easement, security interest, deed of trust, mortgage, right-of-way, encroachment, building or use restriction, conditional sales agreement, encumbrance, right of first refusal, call, or other right of third parties or restriction of any kind or nature whatsoever, and includes, any contract to give any of the foregoing in the future, and any contingent sale or other title retention contract or lease in the nature thereof.

“Exploit” means to make, have made, import, use, sell, offer for sale, otherwise dispose of, research, develop, register, modify, enhance, improve, manufacture, have manufactured, license, store, formulate, optimize, export, transport, distribute, commercialize, promote, market, have sold or otherwise have disposed of. “Exploitation” means the act of Exploiting.

“Excluded Liabilities” has the meaning set forth in Section 2.

“Governmental Entity” means any Israeli or any authorized state, provincial or local or municipal government, administrative authority, governmental department, agency, commission, bureau, official, minister, court, board, tribunal or body exercising executive, legislative, judicial, regulatory or administrative functions of any such government, and any supranational organization of sovereign states exercising such functions for such sovereign states.

“Knowledge” means the actual knowledge of any of the officers or directors of the applicable Party after reasonable enquiry.

“Law(s)” means any statutes, ordinances, regulations, rules, standards, codes, orders, writs, injunctions, decrees, arbitration award, agency or regulatory requirements or license or permits of any kind whatsoever of any Governmental Entity, all as amended from time to time.

“Liability” shall mean any indebtedness, obligation, commitment, expense, claim, loss, damage, deficiency, costs, duty, guaranty or obligation of or by any Person of any kind or nature, whether known or unknown, accrued or unaccrued, absolute, contingent, matured or unmatured, asserted or unasserted, disputed or undisputed, liquidated or unliquidated, secured or unsecured, joint or several, due or to become due, vested or unvested, whether or not the same is required to be accrued on any financial statement.

“License” means any right granted, license given, or agreement entered into, by the Buyer or its Affiliate to or with any other Person, including an Affiliate of the Buyer, under or with respect to or permitting any use of the Assets or any part thereof or otherwise permitting the development, manufacture, of Covered Products, (regardless of the title given to such grant of rights) excluding, for avoidance of doubt, any agreement for the distribution or resale of the Covered Products under which the Buyer sells Covered Products to the distributor or reseller.

“Licensee” means any Person granted a License.

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“License Fee”: consideration paid to the Buyer as a certain percentage or portion out of net sales by Licensee, received by the Buyer from a Licensee in return for or in connection with the grant of a License to such Licensee;

“Milestones” will mean the milestones specified in Section 4.2.

“Milestone Payments” has the meaning set forth in Section 4.2.

“Net Sales” shall mean the total amount actually received by Buyer, or any of its Affiliates, (in each case, the “Invoicing Entity”) from an arms-length final commercial sale of a Covered Product by Buyer, or any of its Affiliates, or Licensees to a customer, less the following discounts:

●	any shipping, freight, postage, packaging, transportation, storage, and insurance costs and expenses;

●	allowances, discounts or credits given because of rejected or returned Covered Product;

●	sales, excise and similar tariffs and taxes, including customs duties;

●	customary trade, quantity and cash discounts actually allowed and taken, including rebates granted; and

●	fees payable to purchasers, sales agents, distributors, resellers, group purchasing organizations, government agencies, and like entities.

In the event of any sale or other disposal of a Covered Product between or among Buyer and its Affiliates, and Purchaser (as defined in Section 4.5) and its Affiliates, for resale, Net Sales shall be calculated only on the value charged or invoiced on the first arm’s length sale thereafter to a Third Party by the Affiliate and no Net Sales shall be deemed received or calculated on the sale or transfer from the Buyer to the Affiliates or Purchaser to the Affiliates.

For purposes of this Agreement, “sale” shall not include use of a Product for testing purposes and/or a “sale” for experimental, promotional, compassionate or test market purposes or for any other similar non-commercial purposes.

In the event of any sale or other disposal for value, such as barter or counter-trade, of any Covered Product, or part thereof, other than in a transaction exclusively for money, Net Sales shall be calculated on the value of the non-cash consideration received.

In the event the Covered Product(s) is sold as a Combination Product in a country, the Net Sales from such Combination Product for purposes of calculating the amounts payable by Buyer to Seller will be calculated by multiplying the Net Sales of the Combination Product by the fraction, A/(A+B) where “A” is the average gross selling price during the previous calendar quarter of such Covered Product sold separately and “B” is the average gross selling price during the previous calendar quarter of the other non-royalty bearing product or the other active ingredients when sold separately. In the event that separate sales of such Covered Product or such other non-royalty bearing product or active ingredient were not made during the previous calendar quarter, then the Net Sales shall be reasonably allocated between such Covered Product and such other non-royalty bearing product or active ingredient based on their relative values to be agreed upon by the Parties in good faith.

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“Party” or “Parties” has the meaning set forth in the recitals.

“Person” means an individual, corporation, partnership, limited liability company, association, trust, unincorporated organization, or other legal entity including any Governmental Entity.

“Program” means Seller’s MOSPD2-based technologies for all indications, including the Monocyte Targeting Technology and VB-601 program.

“Proprietary Rights” shall mean all (1) copyrights, patents, technology, trade secrets, innovations, franchises, know-how, goodwill, inventions, designs, specifications, plans, materials, sequences, composition of matter, formulae, methods, processes, technical data, specifications, research and development information and intellectual property rights, which are owned by, Seller as of the date of this Agreement, and directly related to the Program and (2) all Assets included in sections (1) and (2) of the definition of the term “Assets” as set forth above. To the extent that the term “Proprietary Rights” includes patents, it shall include the patents, patent applications, provisional patents and divisions listed in Exhibit A, including substitutions, continuations, continuations-in-part, modifications or improvements, or reissue applications, renewals, extensions, re-examinations or refilings of the application for said patents.

“Purchase Price” means the: (i) Upfront Payment; (ii) Milestone Payments; and (iii) the Royalties.

“Regulations” means any applicable laws, statutes, ordinances, regulations, rules, codes, notice requirements, court decisions, agency guidelines, principles of law and orders of any foreign, federal, state or local government and any other Governmental Entity, including securities and antifraud laws, environmental laws, energy, motor vehicle safety, public utility, zoning, building and health codes, occupational safety and health and laws respecting employment practices, employee documentation, terms and conditions of employment and wages and hours.

“Royalties” means the amounts payable by Buyer or any of its Affiliates to Seller as calculated in Section 4.3.

“Royalty Rate” means the royalty rate as set forth in Section 4.1, subject to adjustments as set forth in this Agreement.

“Royalty Term” means, a period which shall commence on the Closing and shall continue on a country-by-country basis, product-by-product basis, until the expiration of the last Valid Claim included in the Assets that would be infringed by the sale or approved use of a Covered Product in such country.

“Third Party” means any Person other than the Seller, the Buyer or their respective Affiliates.

“Third Party Royalties” means amounts payable pursuant to either a license agreement with an unaffiliated a Third Party for the license of intellectual property rights that are necessary or useful for the making, using or selling of a Covered Product or avoiding or settling a claim that any Covered Product or the Program infringes the intellectual property rights of any third party, or a judicial or arbitral decision that finds the Buyer, an Affiliate or a Licensee liable to make such payments in respect of a claim that any Covered Product or the Program infringes the intellectual property rights of any third party.

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“Transactions” has the meaning set forth in the recitals.

“Upfront Payment” has the meaning set forth in Section 4.1.

“Valid Claim” means a claim of an issued, unexpired patent so long as the claim has not been held invalid or unenforceable by a court or other authority of competent jurisdiction, has not been admitted to be invalid, unenforceable, or not infringed, and has not been dedicated to the public.

1.	The PURCHASED ASSETS

Upon the terms and subject to the conditions contained in this Agreement, at the Closing, the Seller shall sell, convey, transfer, assign and deliver to Buyer and Buyer shall acquire, assume and accept from Seller the Assets, including rights, title and/or interest in the Assets, free and clear of any Encumbrance and third-party rights other than the Assumed Liabilities.

2.	Assumed Liabilities

Upon the terms and subject to the conditions contained herein, as of the Closing, Buyer shall assume and discharge Seller from all Liabilities which are accruing, arising out of, or relating to the Assets, or ownership, control or Exploitation thereof, in all events only to the extent arising from events or occurrences occurring from and after the Closing Date (the “Assumed Liabilities”). All liabilities and obligations which are not Assumed Liabilities are “Excluded Liabilities” and each is an “Excluded Liability.”

3.	Closing; Payment of Purchase Price.

3.1	The Closing.

The Closing shall take place on or before October 19, 2023, and shall be subject to the approval of the shareholders of the Seller.

3.2	Closing Deliveries by Seller.

3.2.1	At the Closing, Seller shall deliver, or cause to be delivered, to Buyer the following:

(a)	a certification, dated as of the Closing Date, by a proper officer of Seller that certifies that the resolution of the board of directors of Seller (in such form reasonably satisfactory to Buyer) and the resolution of the shareholders, authorizing the execution, delivery and performance of this Agreement and the performance of the Transactions that are contemplated hereby, have not been amended, modified or rescinded, and that such resolutions remain in full force and effect;

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(b)	a certification, dated as of the Closing Date, by a proper officer of Seller that certifies that each of the representations and warranties set forth in Section 6.1 are true and correct in all respects on the Closing Date;

(c)	those Assets that are tangible, free and clear from any Encumbrances.

(d)	Letters of Assignment. With respect to the assignment of such Assigned Contracts and all Proprietary Rights and Assigned Patents, Sellers shall provide the Buyer with the letter of assignment.

(e)	Certificate signed by the Seller and by a proper officer of Seller confirming the assignment of the Assets as of the date of the closing in the form attached hereto as Exhibit C.

3.2.2	At the Closing, Buyer shall deliver, or cause to be delivered, to Seller the following:

(a)	a certification, dated as of the Closing Date, by a proper officer of Buyer that certifies that the resolution of the board of directors of Buyer (in such form reasonably satisfactory to Seller) authorizing the execution, delivery and performance of this Agreement and the performance of the Transaction are contemplated hereby, has not been amended, modified or rescinded, and that such resolution remain in full force and effect;

(b)	a certification, dated as of the Closing Date, by a proper officer of Buyer that certifies that each of the representations and warranties set forth in Section 6.2 are true and correct in all respects on the Closing Date; and

(c)	confirmation of the transfer of the payment on account of the Upfront Payment set forth in Section 4.1 below to the Seller’s bank account.

3.3	Simultaneous Transactions.

All transactions occurring at the Closing shall be deemed to take place simultaneously and no transaction shall be deemed to have been completed and no document or certificate shall be deemed to have been delivered until all transactions are completed and all documents delivered.

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4.	Purchase Price

Buyer shall pay to Seller for the sale, transfer, assignment, conveyance and delivery of the Assets the following payments, according to the following terms and schedule:

4.1	Upfront Payments.

At the Closing, Buyer shall pay to Seller an amount equal to US $250,000 in immediately available funds transferred to the Seller’s bank account (the “Upfront Payment”).

4.2	Milestone Payments.

In addition to the Upfront Payment, Buyer shall pay Seller the following one-time Milestone payments with respect to the Program (the “Milestone Payments”):

(i)	US $500,000 upon the achievement of the Phase II human proof of concept demonstrating a statistically significant and clinically meaningful benefit on the primary endpoint.

(ii)	US $2,000,000 for the first commercial sale of a Covered Product in the United States.

(iii)	US $1,500,000 for the first commercial sale of the Covered Product in the European Union.

(iv)	US $750,000 for the first commercial sale of the Covered Product in Japan.

4.2.1	Buyer shall provide written notice to Seller of the first occasion of achievement of each Milestone by the Buyer, its Affiliates or Licensees, promptly after the date of the achievement of such Milestone, as more fully set forth in Section 5.2 below (the “Buyer Notice”).

4.2.2	Milestone Payments shall be payable to Seller within thirty (30) days of the Buyer Notice.

4.2.3	For the avoidance of doubt, each of the foregoing Milestone Payments shall be payable no more than once, regardless of the number of times any given Milestone is achieved.

4.3	Royalties.

The Buyer shall pay the Seller the percentage of aggregate Net Sales, as set forth below, received by Buyer or any of its Affiliates during the Royalty Term, for the sale of any product that is covered in its country of sale by any Valid Claims that are included in the Assets (a “Covered Product”). Buyer shall pay Seller Royalties on aggregate, global, annual Net Sales of Covered Products at the following rates:

(i)	Annual global Net Sales up to $50,000,000: 0%

(ii)	Annual global Net Sales on the amount above $50,000,000 and up to $100,000,000: 1%

(iii)	Annual global Net Sales on the amount above $100,000,000 and up to $250,000,000: 2%

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(iv)	Annual global Net Sales on the amount above $250,000,000 and up to $500,000,000: 3%

(v)	Annual global Net sales on the amount over $500,000,000: 5%.

4.3.1	If, on a product-by-product and country-by-country basis, a generic version of a Covered Product enters the market in a given country prior to the end of the Royalty Term and Net Sales of the Covered Product in such country subsequently decrease for two consecutive Calendar Quarters by more than twenty five percent (25%) from the level of Net Sales achieved in the two consecutive Calendar Quarters prior to the generic entry in such country, then Net Sales attributable to the sale of such Covered Product in such country shall be reduced by fifty percent (50%) with respect to such Covered Product in such country, shall be reduced by fifty percent (50%) for the remainder of the applicable Royalty Term. If subsequent such a generic product entry, the Net Sales attributable to the sales of the such Covered Product in such country decrease by more than seventy five percent (75%) for two consecutive Calendar Quarters from the level of Net Sales achieved in the two consecutive Calendar Quarters prior to the generic entry in such country then the Net Sales attributable to the sale of such Covered Product at all times thereafter in such country shall be 0%.

4.3.2	If Buyer makes payment of Third Party Royalties, then the Buyer shall be entitled to deduct fifty percent (50%) of such Third Party Royalties against amounts otherwise payable to Seller, provided that deductions of Third Party Royalties will not cause payments to Seller during any Calendar Year to be reduced to less than fifty percent (50%) of amounts due prior to such deduction during such Calendar Year, and provided further that such deductions that are not deducted in any Calendar Year shall be carried over and deducted against amounts otherwise payable to Seller in the following Calendar Years, as set forth above. Buyer shall use commercially reasonable efforts to negotiate and minimize such Third Party Royalties.

4.4	License Fees.

In lieu of the Royalties payable under section 4.3, the Buyer shall pay the Seller 12% of the License Fees actually received by Buyer during the Royalty Term in connection with respect to Net Sales of Licensees, with no further deductions or discounts.

4.5	Sale of Buyer or Assets.

In the event of the sale of all or substantially all of the shares of the Buyer including by way of a merger, all of Buyer’s obligations under this Agreement, including, but not limited to, payment of Royalties, License Fees and Milestones shall remain unchanged.

In the event of the sale of all or substantially all of the assets of the Buyer (subject to section 9.5 below, a “Sale Transaction”), then, in lieu of the Royalties payable under section 4.3 and the License Fees payable under Section 4.4, but subject to section 4.2 above, which shall remain in full force and effect, Buyer shall pay the Seller the following:

4.5.1	If the royalty payments payable to the Buyer in the Sale Transaction shall be less than those payable by the Buyer to Seller under Section 4.3 above, then the Buyer shall pay Seller 30% of any royalty payment actually received by Buyer from the Purchaser;

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4.5.2	If the royalty payments payable to the Buyer in the Sale Transaction shall be more than the rates referred to in section 4.5.1 above, but less than a multiple of 2.5 of each of the rates due or payable by Buyer to Seller under section 4.3 above, then the Buyer shall pay Seller 40% of any royalty payment actually received by Buyer from the Purchaser; and

4.5.3	If any of the royalty payments payable to the Buyer in the Sale Transaction shall be more than a multiple of 2.5 of the rates due or payable by the Buyer to Seller under section 4.3 above, then the Buyer shall pay Seller 100% of payments due or payable under Section 4.3 above.

For the purpose of this section 4.5, “Purchaser” shall mean the purchaser of the assets from the Buyer in a Sale Transaction;

The provisions of this section 4.5 shall not derogate from the Buyers undertakings under section 4.2 which shall remain in full force and effect.

5.	REPORTS AND PAYMENTS

5.1	Reports.

Within 60 days after the conclusion of each Calendar Year commencing with the first Calendar Quarter in which Buyer, or any party acting on its behalf, an Affiliate or (if available to Buyer) a Licensee first receives Net Sales (the “Commencement Date”) and for the duration of the Royalty Term, Buyer will deliver to Seller a report (“Payment Report”) containing the following information which shall be separately itemized according to the Covered Product, the Invoicing Entity and country of sale: (a) the amount of Covered Products sold by Buyer or its Affiliates or (if available to Buyer) Licensees, in each country, for the applicable Calendar Year (except that the first Calendar Year shall be that period from and including the Commencement Date through December 31 of that same year); (b) the gross amount invoiced for the Covered Products sold by Buyer or its Affiliates or (if available to Buyer) Licensees, in each country, during the applicable Calendar Year; (c) a calculation of Net Sales for the applicable Calendar Year in each country, including a listing of applicable deductions and a listing of amounts invoiced but not actually received; (d) the total Royalties payable to Seller on Net Sales for the applicable Calendar Year, together with the exchange rates used for conversion. If no amounts are due to Seller for Net Sales, the report shall so state; and (e) a calculation of any License Fees received from any Licensees for the applicable Calendar Year, including the amount of License Fees received from each Licensee. Buyer will make reasonable commercial efforts to obtain information required for such reports from Licensees and approval of such Licensee to provide Seller with such information.

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5.2	Other Reports

In addition to the reports delivered pursuant to Section 5.1, Buyer shall notify Seller in writing within seven (7) days of the occurrence of any of the following events: (a) Receipt of regulatory approval for a Covered Product; such notice shall detail the regulatory approval, its date, the country in which such regulatory approval was obtained and the type of Covered Product in respect of which such regulatory approval was obtained; (b) First Commercial Sale - such notice shall describe the type of Covered Product in respect of which such first commercial sale was made, the country in which such first commercial sale was made, and the date; (c) Receipt of any License Fee payments; such notice shall include an explanation for the basis of such License payments; (d) the achievement of any of the Milestones set forth in Section 4.2 above; and (e) the filing of any patent applications claiming the Covered Products (or any part thereof); and (f) the occurrence of any of the following: granting of a winding-up order in respect of the Buyer, or upon an order being granted against the Buyer for the appointment of a receiver, or if the Buyer passes a resolution for its voluntary winding-up, or if a temporary or permanent liquidator or receiver is appointed in respect of the Buyer, or if a temporary or permanent attachment order is granted on the Buyer’s assets, or a substantial portion thereof, or if the Buyer shall seek protection under any laws or regulations, the effect of which is to suspend or impair the rights of any or all of its creditors, or to impose a moratorium on such creditors, or if anything analogous to any of the foregoing in this section under the laws of any jurisdiction occurs in respect of the Buyer.

5.3	Payment Terms.

Seller will invoice Buyer for amounts due pursuant to Section 5.1 for the relevant Calendar Year, such invoice to be provided no earlier than the date on which Seller has received the Payment Report pursuant to Section 5.1. Buyer will remit to Seller all undisputed amounts due for the applicable Calendar Year within thirty (30) days of issuance of Seller’s invoice.

5.4	Buyer Records and Audit.

Buyer will maintain, and will cause its Affiliates to maintain, complete and accurate records of Covered Products that are made, used, marketed or sold under this Agreement, any amounts payable to Seller in relation to such Covered Products and all License Fee payments received by Buyer, anyone acting on its behalf and its Affiliates, which records will contain sufficient information to permit Seller to confirm the accuracy of any reports or notifications delivered to Seller under Section 5.1. Buyer will retain such records relating to a given Calendar Year for at least 5 years after the conclusion of that Calendar Year. During such 5 year period, Seller will have the right, at its expense, to cause an independent, certified public accountant, who is bound by a suitable confidentiality arrangement with Buyer, to inspect Buyer’s and its relevant Affiliates’ records during normal business hours for the sole purpose of verifying any reports and payments delivered under this Agreement. Such accountant will not disclose to Seller or any third party any information gained during the course of such inspection, except that such accountant may disclose to Seller any Buyer information gained during the course of such inspection relating to the accuracy of reports and payments delivered under this Agreement. The Parties will reconcile any underpayment or overpayment within 30 days after the accountant delivers the results of the audit. Seller may exercise its rights under this subsection 5.4 only once every year per audited party and only with reasonable prior notice to the audited party. Buyer will cause its Affiliates to comply with the terms of this Section.

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5.5	Payment Method.

Each payment due to Seller under this Agreement will be made by wire transfer of funds to Seller’s accounts in accordance with written account information provided by Seller. All payments to be made to Seller under this Agreement which are invoiced in United States Dollars, New Israeli Shekels, British Pounds Sterling, or Euro, shall be made in the same currency in which they are invoiced. All other payments due under this Agreement shall be payable in United States Dollars. Conversion of foreign currency to U.S. dollars shall be made at the conversion rate existing in the United States (as reported in the Wall Street Journal) on the last working day of the applicable Calendar Quarter. Such payments shall be without deduction of exchange, collection, or other charges.

5.6	VAT; Withholding and Similar Taxes.

Each Party shall be responsible for any tax obligations of its own due to this Agreement, including but not limited to income tax and capital gains tax. Neither Party shall have any obligation towards the other Parties in case that the other Party fails to fully comply with its tax obligations. All payments made to Seller hereunder shall exclude value added tax, any goods and services tax, sale and use tax or any similar tariff, impost, duty, fees or assessments (including the amount of interest and penalties in connection therewith) or governmental charge. All payments by Buyer shall be made free and clear of and without any deduction for or on account of withholding taxes. In case Buyer is required to make such a payment subject to the deduction of any withholding taxes, Buyer will: (a) endeavor in good faith to provide a prior written notice to Seller of the amounts subject to deduction or withholding, and the legal basis therefor; (b) provide Seller a reasonable opportunity to furnish such forms, certificates or other items that would reduce or eliminate such deduction or withholding; (c) deduct such withholding taxes (adjusted for any such reduction or exemption) from the payment made to Seller; (d) timely pay such taxes to the proper taxing authority; (e) promptly send proof of payment to Seller; and (f) reasonably assist Seller in its efforts to obtain a credit or refund for such tax payment. With respect to the Upfront Payment, Seller has provided Buyer with a tax exemption certificate prior to Closing and therefore Buyer shall not deduct any amounts from the Upfront Payment.

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6.	Representations and Warranties.

6.1	Representations and Warranties of Seller.

Seller hereby represents and warrants to Buyer as follows, which representations and warranties are, as of the Effective Date, and will be, as of the date of Closing of this Agreement, true and correct:

6.1.1	Due Organization; Power; Capacity; Good Standing; Ownership.

Seller is a corporation duly organized, validly existing, and in good standing under the laws of Israel and has the requisite corporate power and authority to own, lease and operate its properties and assets and to conduct its business as now conducted by it. Seller has all requisite corporate and other power and authority to enter into this Agreement and to perform Seller’s obligations hereunder and thereunder.

6.1.2	Authorization and Validity.

The execution, delivery and performance by Seller of this Agreement and the consummation by Seller of the Transactions have been duly authorized by all necessary corporate action. This Agreement has been duly executed and delivered by Seller and this Agreement constitutes a legal, valid and binding obligation of Seller, enforceable against Seller in accordance with its terms, except as affected by bankruptcy, insolvency, reorganization, moratorium and other similar laws relating to or affecting creditors’ rights generally.

6.1.3	No Conflict or Violation.

Neither the execution, delivery or performance of this Agreement nor the consummation of the transactions contemplated hereby, nor compliance by Seller with any of the provisions hereof, will (a) violate or conflict with any provision of the organizational charter and documents of Seller, (b) violate, conflict with, or result in or constitute a default under, or result in the termination of, or accelerate the performance required by, or result in a right of termination or acceleration under, or result in the creation of any Encumbrance upon any of Seller’s assets under, any of the terms, conditions or provisions of any contract, indebtedness, note, bond, indenture, security or pledge agreement, commitment, license, lease, franchise, permit, agreement, authorization, concession, or other instrument or obligation to which Seller is a party, (c) violate any Regulation or Court Order

6.1.4	assets.

Seller has good and marketable title to the Assets, free and clear of any Encumbrances. At the Closing, Seller will transfer good and marketable and valid title to the Assets and upon the consummation of the transactions contemplated hereby, Buyer will acquire good, marketable and valid title to all of the Assets, free and clear of any Encumbrances.

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6.1.5	Proprietary Rights.

(a)	Exhibit A lists all of the patents and patent applications owned by Seller related to the Program. The Proprietary Rights constitute all those intangible assets used by Seller in connection with the Program.

(b)	There are no claims or demands pending by any other Person pertaining to any of Seller’s Proprietary Rights nor is there a claim or demand threatened, and no proceedings have been instituted or threatened which challenge the rights of the Seller with respect to such Proprietary Rights and the Seller does not believe there is a basis for such claim.

(c)	Seller does not have any obligation to compensate any Person for the use of such Proprietary Rights nor has Seller granted to any Person any license, option or other rights to use in any manner any of such Proprietary Rights, whether requiring the payment of royalties or not.

(d)	Ownership and Protection of Proprietary Rights. Seller exclusively owns all right, title and interest in and to the Proprietary Rights free and clear of any Encumbrances (other than the Assumed Liabilities). All documents and instruments necessary to perfect the rights of Seller in its Proprietary Rights have been validly executed, delivered and filed in a timely manner with the appropriate governmental body. Such Proprietary Rights will not cease to be valid rights of Seller (or the Buyer, following the execution hereof) by reason of the execution, delivery and performance of this Agreement or any ancillary agreements or the consummation of the transactions contemplated hereby or thereby. Seller has taken reasonable measures required to establish and preserve its ownership of all such Proprietary Rights developed by, or on behalf of, the Seller, including the maintenance and renewal of all registered Proprietary Rights. Seller has not received any notice of invalidity or infringement of any rights of others with respect to such Proprietary Rights and Seller is not aware of any circumstances which are likely to result in such invalidity or infringement. No other Person, including any employee, service provider or consultant of the Seller, (i) has notified Seller that it is claiming any ownership of or right to use such Proprietary Rights, or (ii) to the best of Seller’s knowledge, is infringing upon any such Proprietary Rights in any way. Seller’s use of such Proprietary Rights does not and will not conflict with, infringe upon or otherwise violate the valid rights of any third party in or to such Proprietary Rights, and no action has been instituted or, is threatened to be instituted, against or notices received by Seller that are presently outstanding alleging that Seller’s use of such Proprietary Rights infringes upon or otherwise violates any rights of a third party in or to such Proprietary Rights.

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6.1.6	Legal Proceedings.

There is no litigation, proceeding or, no governmental investigation to which Seller is a party pending, or to Seller’s Knowledge, threatened against Seller relating to the Assets, the Assumed Liabilities, or which seeks to restrain or enjoin the consummation of any of the Transactions contemplated hereby. Seller is not in violation of any term of any judgment, writ, decree, injunction or order entered by any court or Governmental Entity (domestic or foreign) and outstanding against Seller or with respect to the Assets.

6.1.7	No Brokers’ Fees.

Neither Seller nor any of Seller’s respective officers, directors or employees or Affiliates, on behalf of Seller, has employed any broker or finder or incurred any other liability for any brokerage fees, commissions or finder’s fees in connection with the Transactions.

6.2	Representations and Warranties of Buyer.

Buyer hereby represents and warrants to Seller as follows, which representations and warranties are, as of the Effective Date, and will be, as of the date of Closing of this Agreement, true and correct:

6.2.1	Due Organization and Power.

Buyer is a corporation duly organized and validly existing and in good standing under the laws of the State of Delaware. Buyer has all requisite corporate and other power and authority to enter into this Agreement and to perform its obligations hereunder.

6.2.2	Authorization and Validity.

The execution, delivery and performance by Buyer of this Agreement and the consummation by Buyer of the Transactions have been duly authorized by all necessary corporate action. This Agreement has been duly executed and delivered by Buyer and this Agreement constitutes, a legal, valid and binding obligation of Buyer, enforceable against Buyer in accordance with its terms, except as affected by bankruptcy, insolvency, reorganization, moratorium and other similar laws relating to or affecting creditors’ rights generally.

6.2.3	No Conflict or Violation.

Neither the execution, delivery or performance of this Agreement nor the consummation of the Transactions contemplated hereby, nor compliance by Buyer with any of the provisions hereof, will (a) violate or conflict with any provision of the organizational charter and documents of Buyer, (b) violate or conflict with, or result in or constitute a default under, or result in the termination of, or accelerate the performance required by, or result in a right of termination or acceleration under, or result in the creation of any Encumbrance upon any of Buyer’s assets under, any of the terms, conditions or provisions of any contract, indebtedness, note, bond, indenture, security or pledge agreement, commitment, license, lease, franchise, permit, agreement, authorization, concession, or other instrument or obligation to which Buyer is a party, except in each case under this clause (b) for such violations, conflicts, defaults, terminations, accelerations or Encumbrances as would not be material to the Buyer, or (c) violate in any material respect any Regulation or Court Order applicable to Buyer.

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6.2.4	No Brokers’ Fees.

Neither Buyer nor any of its officers, directors or employees or Affiliates, on behalf of Buyer, has employed any broker or finder or incurred any other liability for any brokerage fees, commissions or finders’ fees in connection with the Transactions.

6.2.5	Full Disclosure.

Neither this Agreement (including the Schedules hereto) nor any certificates made or delivered in connection herewith contains any untrue statement of a material fact or omits to state a material fact necessary to make the statements herein or therein, in light of the circumstances in which they were made, not misleading.

6.3	Survival of Representations.

All of the representations, warranties, covenants and agreements made by each Party in this Agreement or in any attachment, Exhibit, certificate, document or list delivered by any such party pursuant hereto shall survive 12 months from the date of execution hereof (the “Survival Period”), and other than in the event of fraud or willful misrepresentation (in which event claims shall survive until the expiration of the period of their statutory limitation), claims based upon or arising out of such representations, warranties, covenants and agreements may be asserted until ten (10) days after the expiration of the applicable Survival Period. After the lapse of such ten (10) day period, Buyer shall not have any claim or right of action against Seller for any breach of representation or warranty hereunder other than with respect to representation or warranty for the breach of which an assortment was made before the lapse of ten (10) days after the expiration of the applicable Survival Period.

7.	Covenants

7.1	Further Assurances.

Seller and Buyer each covenant with the other as follows: Upon the terms and subject to the conditions contained herein, the Parties agree (i) to use all reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective the transactions contemplated by this Agreement, (ii) to execute any documents, instruments or conveyances of any kind which may be reasonably necessary or advisable to carry out any of the transactions contemplated hereunder and thereunder, and (iii) to cooperate with each other in connection with the foregoing. Without limiting the foregoing, the parties agree to use their respective best efforts (A) to obtain all necessary permits as are required to be obtained under any Regulations, (B) to give all notices to, and make all registrations and filings with Third Parties, including submissions of information requested by any Governmental Entity, and (C) to fulfill all conditions to this Agreement.

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7.2	Conduct of Business.

From the date hereof through the Closing, Seller shall, except as contemplated by this Agreement, or as consented to by Buyer in writing, (i) operate its business directly related to the Assets in the ordinary course of business and substantially in accordance with past practice, (ii) preserve the Assets and the goodwill and relationships with its customers, suppliers and employees, and (iii) maintain its books, records and financials in accordance with generally accepted accounting principles consistent with past practice.

7.3	Employees

Buyer shall be permitted to extend employment and consulting offers and to engage certain employees and consultants of Seller as set forth in Exhibit D (the “Personnel”). As between the Parties, Seller shall waive non-competition obligations, as set forth in each Personnel’s engagement agreement with the Seller, with respect to such Personnel being engaged by Buyer.

8.	Indemnification.

8.1	Seller’s Indemnity.

Seller agrees to indemnify and hold harmless Buyer, its Affiliates, each of their respective directors, officers, employees and agents and each of the heirs, executors, successors and assigns of any of the foregoing (collectively, “Buyer Indemnified Persons” and each a “Buyer Indemnified Person”) from and against any claim, cost, loss, liability, damage or expenses, including reasonable attorneys’ fees and all amounts paid in investigation, defense or settlement of any of the foregoing, directly incurred or sustained by any Buyer Indemnified Person as a result of: (i) Excluded Liabilities; and (ii) any misrepresentation or breach of any warranty, covenant or other agreement made by Seller contained herein. All amounts payable by the Seller to a Buyer Indemnified Person hereunder shall be limited to US$250,000 and additional amounts that were actually paid by the Buyer to the Seller hereunder until the occurrence of such claim against Buyer Indemnified Person.

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8.2	Buyer Indemnity.

Buyer agrees to indemnify and hold harmless Seller and its Affiliates, each of their respective directors, officers, employees and agents, and each of the heirs, executors, successors and assigns of any of the foregoing (collectively, the “Seller Indemnified Persons” and each a “Seller Indemnified Person”) from and against any claim, cost, loss, liability, damage or expenses, including reasonable attorneys’ fees and all amounts paid in investigation, defense or settlement of any of the foregoing directly incurred or sustained by any Seller Indemnified Person as a result of: (i) any misrepresentation or breach of warranty, covenant or other agreement made by Buyer contained herein, or under any other agreement executed and delivered by the Parties in furtherance of the Transactions; (ii) the manufacture, testing, handling, storage, transportation, sale, use, operation or other disposition of the Assets by Buyer or any other Third Party following the Closing Date, and (iii) any Assumed Liability.

8.3	Third Party Claims.

If a claim by a Third Party against an indemnified Person hereunder, and if such indemnified Person intends to seek indemnity with respect thereto under this Article, such indemnified Person shall promptly notify the indemnifying Person in writing of such claims setting forth such claim in reasonable detail, provided that failure of such indemnified Person to give prompt notice as provided herein shall not relieve the indemnifying Person of any of its obligations hereunder, except to the extent that the indemnifying Person is materially prejudiced by such failure. With respect to any such claim relating solely to the payment of monetary damages and which will not result in the indemnified Person’s becoming subject to injunctive or other equitable relief and as to which the indemnifying Person shall have acknowledged in writing its obligations to indemnify the indemnified Person hereunder, the indemnifying Person shall have twenty (20) days after receipt of such notice to undertake, through counsel of its own choosing, subject to the reasonable approval of such indemnified Person, and at its own expense, the settlement or defense thereof, and the indemnified Person shall cooperate with it in connection therewith; provided, however, that the indemnified Person may participate in such settlement or defense through counsel chosen by such indemnified Person, provided that the fees and expenses of such counsel shall be borne by such indemnified Person. If the indemnifying Person shall assume the defense of a claim, the indemnifying Person shall not settle or compromise such claim without the prior written consent of the indemnified Person, which consent shall not be unreasonably withheld, unless: (i) such settlement or compromise includes as an unconditional term thereof the giving by the claimant of a release of the indemnified Person from all liability with respect to such claim, or (ii) such settlement or compromise involves the imposition of equitable remedies or the imposition of any material obligations on such indemnified Person, the indemnified Person will be indemnified hereunder. If the indemnifying Person shall assume the defense of a claim, the fees of any separate counsel retained by the indemnified Person shall be borne by such indemnified Person unless there exists a conflict between them as to their respective legal defenses in accordance with advice of legal counsel (other than one that is of a monetary nature), in which case the indemnified Person shall be entitled to retain separate counsel, the reasonable fees and expenses of which shall be reimbursed by the indemnifying Person. If the indemnifying Person does not notify the indemnified Person within twenty (20) days after the receipt of the indemnified Person’s notice of a claim or indemnity hereunder that it elects to undertake the defense thereof and acknowledges its obligations to indemnify the indemnified Person hereunder, the indemnified Person shall (upon delivering notice to such effect to the indemnifying Person) have the right to contest, settle or compromise the claim; provided, however, that such claim shall not be compromised or settled without the written consent of the indemnifying Person, which consent shall not be unreasonably withheld.

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8.4	Additional Agreements.

8.4.1	The obligations to indemnify and hold harmless a Person hereunder, pursuant to Sections 8.1 and 8.2 with respect to any misrepresentation or breach of warranty contained in this Agreement shall terminate when the applicable representation or warranty terminates in accordance with Section 6.3; provided, however, that such obligation to indemnify and hold harmless shall not terminate with respect to any item as to which the Person to be indemnified shall have, before the expiration of the Survival Period, previously made a claim by delivering a notice (stating in reasonable detail the basis of such claim) to the indemnifying Person.

8.4.2	Notwithstanding the foregoing, nothing in this Section 8.4 shall limit the rights of an Indemnified Party with respect to intentional or willful misrepresentation of material facts regarding the representations and warranties made herein or in any schedule, exhibit or certificate delivered pursuant hereto which constitute fraud under applicable Law.

8.4.3	No indemnification amount shall be payable to any indemnified Person under this Section 8 until the aggregate amount of all damages actually incurred by all indemnified Persons exceeds US$50,000 (or the equivalent thereof), following such time damages shall be paid from the first dollar.

8.4.4	Notwithstanding anything herein to the contrary, no party shall be entitled to recover any indirect, consequential, special, exemplary, punitive or similar damages hereunder.

9.	Miscellaneous.

9.1	Public Announcements; No Trading.

Press releases and other publicity concerning the Transactions that are made prior to the Closing shall be made only with the prior written agreement of both Parties. Until the Closing, the Parties shall maintain the confidentiality of this Agreement and the Transactions contemplated thereunder, except (i) to the extent required by applicable law, including any fillings with the Securities and Exchange Committee, or (ii) in connection with a due diligence inquiry, subject to customary confidentiality undertakings of the recipient. Neither Buyer nor any of its Affiliates, respective security holders, officers, directors, employees, agents or representatives shall use any non-public information of Seller which it has received hereunder to purchase, sell, make any short sale of, loan, grant any option for the purchase of, or otherwise transfer, dispose of any securities of Seller.

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9.2	Expenses.

Whether or not the Transactions are completed, each of the Parties shall pay the fees and expenses incurred by it in connection with the negotiation, preparation, execution and performance of this Agreement, including, without limitation, attorneys’ and accountants’ fees. The foregoing shall not affect the legal right, if any, that a Party may have to recover expenses from a Party that breaches its obligations hereunder.

9.3	Notices.

All notices, requests, claims, demands, consents, approvals and other communications under this Agreement shall be in writing and shall be deemed given or made (a) as of the date delivered, if delivered personally, (b) as of the date transmitted, if sent by email (provided that no notice is received by the electronic mail sender indicating that such electronic mail was undeliverable or otherwise not delivered), or (c) one (1) Business Day after being sent by a nationally recognized overnight courier (providing proof of delivery), to the Parties at the following addresses (or at such other address for a Party as shall be specified by like notice):

If to Seller:

Vascular Biogenics Ltd.

8 Hasatat Street,

Modi’in, Israel

With a copy (that will not constitute notice) to:

Horn & Co., Law Offices

Amot Investments Tower,

Weizmann St., 24th Floor

Tel-Aviv 6423902, Israel

Attn: Adv. Yuval Horn

Fax: +972-3-637-8200

Email: yhorn@hornlaw.co.il

If to the Buyer:

Immunewalk Inc.

1 Blue Hill Plaza, Suite 1509

Pearl River, NY 10965

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With copies (that will not constitute notice) to:

Katzenell Dimant, Law Offices

89 Medinat Hayehudim St., P.O.B 4026 Herzliya Business Park, Building E, 9th Floor Herzliya Pituach, 4614001 Israel

Attn: Adv. Ran Dimant

Fax: +972-9-951-8666

Email: Ran@kdlaw.co.il

or to such other address or to the attention of such other Person as any Party shall have specified by notice in writing to the other Party. All such notices, requests, demands and communications shall be deemed to have been received on the date of personal delivery or on the third business day after the mailing thereof.

9.4	Entire Agreement.

This Agreement (including the Exhibits and Schedules hereto) constitutes the entire agreement between the Parties and their Affiliates with respect to the subject matter hereof and supersede all prior agreements and understandings, oral and written, between the Parties hereto with respect to the subject matter hereof.

9.5	Binding Effect; Benefit.

This Agreement shall inure to the benefit of and be binding upon the Parties and their respective successors and assigns. Nothing in this Agreement, expressed or implied, is intended to confer on any Person other than the Parties or their respective successors and assigns and any Person entitled to indemnification under Section 8.1 or 8.2, any rights, remedies, obligations or liabilities under or by reason of this Agreement.

9.6	Assignability.

This Agreement shall not be assignable, in whole or in part, by any Party without the prior written consent of the other Party.

9.7	Amendment; Waiver.

This Agreement may be amended, supplemented or otherwise modified only by a written instrument executed by the Parties. No waiver by any Party of any of the provisions hereof shall be effective unless explicitly set forth in writing and executed by the Party so waiving. Except as provided in the preceding sentence, no action taken pursuant to this Agreement, including, without limitation, any investigation by or on behalf of any Party, shall be deemed to constitute a waiver by the Party taking such action of compliance with any representations, warranties, covenants, obligations or agreements contained herein, or in any documents delivered or to be delivered pursuant to this Agreement or in connection with the Closing hereunder. The waiver by any Party of a breach of any provision of this Agreement shall not operate or be construed as a waiver of any subsequent breach.

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9.8	Section Headings.

The section headings contained in this Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Agreement.

9.9	Severability.

If any provision of this Agreement shall be declared by any court of competent jurisdiction to be illegal, void, or unenforceable, all other provisions of this Agreement shall not be affected and shall remain in full force and effect.

9.10	Counterparts.

This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which together shall be deemed to be one and the same instrument.

9.11	Choice of Law.

This Agreement shall be construed and interpreted and the rights of the Parties determined in accordance with the laws of the State of New York (without giving effect to any choice of law provisions of any jurisdiction that would cause the application of the laws of any jurisdiction other than the State of New York).

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IN WITNESS WHEREOF, the Parties have executed and delivered this Agreement as of the date first above written.

Immunewalk Inc.		Vascular Biogenics Ltd.

By:	/s/ Boaz M. Schnitzer	By:	/s/ Marc Kozin

Name:	Boaz M. Schnitzer	Name:	Marc Kozin

Title:	Authorized Signatory	Title:	Chariman

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Exhibit A

Patents and Patent Applications

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Exhibit B

Assets

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Exhibit C

Certificate

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Exhibit D

Personnel

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